As filed with the Securities and Exchange Commission on July 28, 1998
                               File No. 333-55737



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       to

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933

                            HMG WORLDWIDE CORPORATION
             (Exact name of Registrant as specified in its charter)

                               Delaware 13-3402432
                  (State or other jurisdiction (I.R.S. Employer

            of incorporation or organization) Identification Number)

                                475 Tenth Avenue
                            New York, New York 10018

                                 (212) 736-2300
               (Address, including zip code, and telephone number,

        including area code, of Registrant's principal executive offices)

                             ROBERT V. CUDDIHY, JR.

                             Chief Operating Officer
                                475 Tenth Avenue

                            New York, New York 10018

                                 (212) 736-2300

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                              CRAIG S. LIBSON, Esq.

                           PARKER DURYEE ROSOFF & HAFT

                                529 Fifth Avenue
                            New York, New York 10017

                                 (212) 599-0500

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

         Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box. [   ]

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                          SUBJECT TO COMPLETION JULY 28, 1998


PROSPECTUS

                                                   3,651,116 Shares

                                              HMG WORLDWIDE CORPORATION

                                                     Common Stock


     The 3,651,116 shares of Common Stock, par value $.01 per share (the "Common Stock"), to which this Prospectus relates (the "Shares") are being offered, from time to time, on behalf of and for the account of certain stockholders (the "Selling Stockholders") of HMG Worldwide Corporation (the "Company") as identified herein under "Selling Stockholders." The Shares are comprised of 1,295,116 shares which have been issued to the Selling Stockholders ("Issued Stock"), 596,000 shares which are issuable upon exercise of certain options and warrants held by Selling Stockholders (the "Warrants") and 1,760,000 shares which are issuable upon conversion of certain convertible debentures (the
"Debentures") issued to the Selling Stockholders by the Company. Of the 1,295,116 shares of Issued Stock, 1,012,500 were issued through a private placement and 282,616 were issued to employees under the HMG Worldwide Corporation Capital Accumulation Plan. The distribution of the Shares by the Selling Stockholders, or by pledges, donees, distributees, transferees or other successors in interest, may be affected from time to time by underwriters who may be selected by the Selling Stockholders and/or broker-dealers, in one or more transactions (which may involve crosses and block transactions) on The Nasdaq SmallCap Market or other over-the-counter markets or, in special offerings, exchange distributions or secondary distributions pursuant to and in accordance with rules of such over-the-counter markets or exchanges, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging or option transactions with broker-dealers and may sell Shares short and deliver the Shares to close out such short positions. The Company has agreed to indemnify the Selling Stockholders, underwriters who may be selected by the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholders" and "Plan of Distribution."


                             ----------------------

         These securities involve a high degree of risk. See "Investment Considerations" commencing on page 6.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

         The Company has agreed to pay all expenses of registration in connection with this offering but will not receive any of the proceeds from the sale of the Shares being offered hereby. All brokerage commissions and other similar expenses incurred by the Selling Stockholders will be borne by such Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold, less the aggregate brokerage commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company.

         The Shares of Common Stock being offered hereby by the Selling Stockholders have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions

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

in the Common Stock should confirm the registration thereof under the securities laws of the state in which such transactions occur, or the existence of any exemption from registration.


         The Common Stock is listed for trading on The Nasdaq SmallCap Market. On July 27, 1998, the closing bid price of the Common Stock as reported by The Nasdaq SmallCap Market was $1.375 per share.

1
                                    The  date of  this  Prospectus  is July  28,


1998.

[The following language is located on the left margin of the first page of preliminary prospectus]

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                                   TABLE OF CONTENTS


Available Information................................1
Incorporation of Certain Documents by Reference......2
The Company..........................................3
Investment Considerations............................5
Use of Proceeds......................................8
Selling Stockholders.................................9
Plan of Distribution................................12
Legal Matters.......................................13
Experts.............................................14


         No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                                                AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth
Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the Commission's web site at http://www.sec.gov. The Common Stock is traded on The Nasdaq SmallCap Market and reports and other information concerning the Company may be inspected and copied at The Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, DC 20006.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

     INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         Incorporated herein by reference are the following documents filed by the Company with the Commission (File No. 0-13121) under the Exchange Act:

         (a) The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 1997;


         (b) The Company's Quarterly Reports on Form 10-Q for the three months ended March 31, 1998 and June 30, 1998; and


         (c) The Company's Registration Statement on Form 8-A for a description of the Common Stock.

         All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owners, to whom a copy of this Prospectus is delivered, upon the written and oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests for such copies should be directed to Robert V. Cuddihy, Jr., Chief Operating Officer, HMG Worldwide Corporation, 475 Tenth Avenue, New York, New York 10018; telephone number (212) 736-2300.

                                                      THE COMPANY

General

         HMG Worldwide Corporation ("the Company"), which was incorporated in 1984, is one of the leading companies in the in-store marketing and point-of-purchase display industry. The Company identifies the in-store marketing objectives of its clients and integrates research, creative design, engineering, production, package design and related services to provide point-of-purchase merchandising display systems intended to meet such objectives. The Company's merchandising systems are designed to increase retail sales by attracting and influencing consumers at the point of sale. Such systems frequently incorporate interactive displays (from basic flip-charts to touchscreen, interactive computer systems) to guide purchase decisions. The Company's merchandising systems are also designed to improve retail space utilization and product organization, facilitate retail inventory management and reduce retail labor costs.

         The Company's clients include national and multi-national consumer products companies. The Company is increasingly providing its products and services directly to mass merchandisers, chain drugstores and supermarkets.

         The Company's operations are conducted through four wholly-owned subsidiaries being, respectively, HMG Worldwide In-Store Marketing, Inc.; HMG Intermark Worldwide Manufacturing, Inc.; Display Depot, Inc.; and HMG Griffith Worldwide In-Store Marketing, Inc. with facilities in New York, Pennsylvania, Illinois, and Toronto, Canada.

         The Company's executive offices, together with those of its subsidiaries, are located at 475 Tenth Avenue, New York, New York 10018 and its telephone number is (212) 736-2300. Unless otherwise indicated, all references to the Company include all of its subsidiaries.

Recent Developments

         The  Company  implemented  a series of  strategic  initiatives  in 1997 whereby the Company (i) completed its consolidation of its principal manufacturing operations in Reading, Pennsylvania, (ii) acquired strategic new manufacturing equipment to further improve operations efficiencies, (iii) opened a full service office in Toronto, Canada, (iv) continued to eliminate redundant and other overhead costs and (v) continued its efforts to expand the client revenue and service base. The cumulative effect of the Company's 1997 initiatives brought the Company back to profitability for the year ended December 31, 1997 whereby the Company generated revenues of $46.3 million and realized net income of approximately $529,000, or $0.06 basic earnings per share.

         For the year ended December 31, 1997, the Company accomplished the following:

         (i) consolidated its principal manufacturing operations in Reading, Pennsylvania in January 1997;

         (ii) acquired certain wire and metal fabrication equipment and began operating a 21,000 square foot wire and metal fabrication facility in Brooklyn, New York in April 1997;

         (iii) commenced operating a full service office in Toronto through the acquisition of certain assets of Griffith Communications, Inc. effective July 1997;

         (iv) converted to and implemented a new management information system tailored to the Company's operations;

         (v) exercised its option to purchase, for approximately $1.2 million, a previously leased 72,500 square foot secondary manufacturing and warehousing facility in Reading, Pennsylvania in November 1997;

         (vi) consummated a new term loan facility with a financial institution whereby the Company obtained a $600,000 secured term loan for the purchase of the 72,500 square foot Reading, Pennsylvania facility in November 1997. This term loan, which expires in November 1999, bears interest at the lending institution's prime rate plus 1% per annum and is secured by the acquired real estate;

         (vii) consummated a private placement ("HMG Private Placement") whereby the Company offered for sale up to 2.0 million shares of Common Stock at $1.00 per share. Pursuant to the terms of the HMG Private Placement, as of December 31, 1997, the Company sold an aggregate of 1,012,500 shares of its Common Stock (the "Private Placement Stock") from which it derived net proceeds of approximately $917,000. The Shares offered hereby include the Private Placement shares which have been registered for resale under the Securities Act pursuant to the Registration Statement; and

         (viii) effective September 30, 1997, the Company issued $2.2 million 10% Convertible Debentures due September 30, 2000 ("Debentures") through a private placement ("Private Placement"). The Debentures bear interest at the rate of 10% per annum and are convertible, at the option of the holder at any time, into shares of the Company's Common Stock ("Conversion Shares"), $0.01 par value, based upon the conversion price of $1.25 per share. The Company may prepay the Debentures on 30 days prior notice, at such time as the average closing price of the Common Stock exceeds $1.75 per share for a 30 day period prior to notice of such prepayment, provided that the Conversion Shares have been registered under the Securities Act at the time of such prepayment. The Shares offered hereby include the Conversion Shares, which have been registered for resale under the Securities Act pursuant to the Registration Statement.

                                              INVESTMENT CONSIDERATIONS

         Prospective investors should consider the following factors, as well as the more detailed information contained elsewhere in this Prospectus, before making a decision to invest in the securities offered hereby. Certain statements contained in this Prospectus and the documents incorporated by reference are based on current expectations. Such statements are forward looking statements that involve a number of risks and uncertainties. Factors that could cause actual results to differ materially include the following: (i) general economic conditions at retail, (ii) competitive market influences, (iii) client budgetary restrictions (iv) delays in shipment of scheduled programs to clients (v) delay in or inability to expand the Company's client base and/or (vi) the loss of, or reduction in spending of, existing clients.

Operating Losses

         Although the Company had operating income of $1.1 million for the year ended December 31, 1997, the Company incurred operating losses of $5.0 million and $10.0 million for the years ended December 31, 1996 and 1995, respectively. As of December 31, 1997, the Company had an accumulated deficit of $28.3 million and a working capital deficit of $0.4 million. Although the Company has recently expanded its client base, eliminated or reduced various costs and consolidated manufacturing operations, there can be no assurance that the Company's future operations will be profitable.

Concentration of Net Revenues

         For the year ended December 31, 1997, Bristol Meyers Squibb, Procter & Gamble ("P&G") and Wal*Mart Stores ("Wal*Mart") accounted for approximately 12%, 12% and 11%, respectively, of the Company's net revenues. For the year ended December 31, 1996, P&G, Sara Lee International ("Sara Lee") and Wal*Mart accounted for approximately 17%, 12%, and 11%, respectively, of the Company's net revenues. For the year ended December 31, 1995, Sara Lee, P&G and Wal*Mart accounted for approximately 24%, 11% and 13%, respectively, of the Company's net revenues. Although the Company's relationship with many of its larger accounts spans several years, none of these accounts is contractually bound to purchase the Company's products or services. The loss of any one of such client would have a material adverse effect on the Company.

         The Company may experience changes in quarter-to-quarter net revenues due to the timing of shipments to its clients, the effect of which may be significant depending upon the concentration of the Company's revenues with such clients.

Dependence Upon Key Officers

     The Company's success depends, in part, upon the continued services of Michael Wahl, Chairman of the Board and Chief Executive Officer, and certain other key personnel. The loss of the services of any one of them could have a material adverse effect on the Company. Although Michael

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

Wahl is employed by the Company pursuant to an employment agreement expiring in 2002, the Company neither has an employment contract with any other member of senior management nor has it obtained "key-man" life insurance on the life of any member of senior management.

Significant Outstanding Indebtedness; Loan Covenants

         The Company consummated a new Loan and Security Agreement in November 1996 with a financial institution whereby the Company obtained a secured $13 million revolving line of credit and term loan facility ("Credit Agreement"). This facility, which expires in November 1999, bears interest at the lending institution's prime rate plus 1% per annum and is secured by the Company's cash, cash equivalents, marketable securities, accounts receivable, inventory, equipment and all other tangible and intangible assets and a pledge of all the common stock of the Company's wholly-owned subsidiaries. Additionally, the Credit Agreement contains certain affirmative and negative covenants which require the Company to maintain a certain net worth, and, among other things, restrict (i) the declaration or payment of dividends, (ii) the incurrence of additional indebtedness and (iii) the sale of certain assets. There can be no assurance that the Company will be able to remain in compliance with such covenants in the future. The Company is currently in compliance with all restrictive covenants and other material provisions of the the Credit Agreement, as amended.

Competition

         The custom display segment of the in-store marketing industry in which the Company primarily competes is highly competitive. Certain of the Company's competitors, including several diversified companies, not only design and assemble merchandising systems for their own products, but also provide such systems and services to unaffiliated concerns. Such competitors may have greater financial and other resources than the Company. In addition, although the Company believes that it has certain creative, design, technological, managerial and other advantages over certain of its competitors, there can be no assurance that the Company will maintain such advantages.

Volatility of Market Price of Common Stock

         The average daily trading volume of the Common Stock has generally been low, which the Company believes has had a significant effect on the historical market price of the Common Stock. As a result, such market price has been highly volatile and may not be indicative of the market price in a more liquid market. The market price of the Common Stock could be subject to significant fluctuations in response to a number of factors, including the depth and liquidity of the market for the Common Stock, public announcements by the Company, its clients and its competitors, investor perception of the Company and general economic and other conditions, which may or may not relate to the Company's performance.

Control by Officers and Directors

         As of July 1, 1998, the Company's executive officers and directors beneficially owned approximately 37.00% of the Common Stock. Consequently, the Company's executive officers and

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

directors will have substantial influence on the outcome of any matters submitted to the Company's stockholders for approval, including the election of directors. Such concentration of ownership may also have the effect of preventing a change in control of the Company.

Dividend Policy

         The Company has not paid dividends on the Common Stock since its inception. The Company intends to reinvest any earnings in its business to finance future growth. Accordingly, the Board of Directors does not anticipate declaring any cash dividends in the foreseeable future. In addition, under the terms of the Credit Agreement, the Company is prohibited from paying cash dividends.

Effect of Shares Eligible for Future Sale


         As of July 1, 1998, the Company had outstanding 9,047,150 shares of Common Stock. An aggregate of 4,715,828 shares of Common Stock will become outstanding upon the exercise or conversion, as the case may be, of all of the stock options, warrants and convertible debentures outstanding at July 1, 1998. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market price of the Company's securities prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold under Rule 144 into the public market may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Moreover, a total of 2,356,000 of such shares which are issuable upon the exercise of the Warrants and Conversion of the Debentures are being registered for resale under the Securities Act pursuant to the Registration Statement.


Possible Delisting of Securities from Nasdaq Systems


         The Common Stock is currently listed on the Nasdaq SmallCap Market. In order to continue to be listed on the Nasdaq SmallCap Market, however, the Company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value on the public float. In addition, continued inclusion requires two market makers, a minimum bid price of $1.00 per share and adherence to certain corporate governance provisions. The failure to meet these maintenance criteria in the future may result in the delisting of the Common Stock from the Nasdaq SmallCap Market, and trading, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock.


Risks Relating to Penny Stocks


          If the Common Stock were to become delisted from trading on the Nasdaq SmallCap Market and the trading price of the Common Stock were below $5.00 per share, trading, in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity securitity that has a market price of less


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


than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could, in the event the Common Stock were deemed to be a penny stock, discourage broker-dealers from effecting transactions in the Common Stock which could severly limit the market liquidity of the Common Stock.


                                                   USE OF PROCEEDS

         The Shares of Common Stock being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company will receive proceeds of up to $731,250 upon the exercise (of which there can be no assurance) of the Warrants, but no proceeds upon the conversion of the Debentures. The proceeds from the exercise of the Warrants would be used for working capital. See "Selling Stockholders."

                                                 SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to Selling Stockholders. The number of Shares that may actually be sold by the Selling Stockholders will be determined by such Selling Stockholders, and may depend upon a number of factors, including, among other things, the market price of the Common Stock. The table below sets forth information as of May 21, 1998, concerning the beneficial ownership of Common Stock of the Selling Stockholders including those of the Company Directors and Officers. All information concerning beneficial ownership has been furnished by the Selling Stockholders.



                                                        Shares of Common              Shares of              Shares of Common
                                                          Stock Owned                   Common                 Stock Owned

                                                        Before Offering             Stock Offered           After Offering(3)
                                                   Number(1)         Percent(2)         Number           Number(3)       Percent(3)

Michael Wahl,                                          1,313,375           13.74%    185,000
Chairman of the Board
and Chief Executive
Officer and Director(4)

Andrew Wahl,                                           891,203             9.40%     175,000
President and Director(5)
Robert V. Cuddihy, Jr.,                                385,308             4.20%     137,500
Chief Operating Officer, Chief
Financial Officer and Director(6)

Herbert F. Kozlov, Director(7)                         245,476             2.68%     35,000
L. Randy Riley, Executive                              367,583             4.00%     135,000
Vice President and Director(6)

Lawrence J. Twill, Sr., Director(8)                    126,150             1.40%     35,000
Louis Perlman(9)(10)                                   171,000             1.88%     171,000
Ivan Berkowitz, Director(11)(12)                       143,000             1.58%      143,000
Great Court Analysis LLC(12)                           640,000             7.17%     100,000
Wynnefield Partners Small Cap Value                    617,000             6.79%     160,000
L.P.(13)

HMG Worldwide Corporation Capital                      282,616             3.07%          282,616
Accumulation Plan
Steve Jackson                                           25,000              0.28%          25,000
Spira Family Investment Partnership                     75,000              0.83%     75,000
National Family Investment Partnership                 100,000             1.11%     100,000
Benjamin Shabtai                                       100,000             1.11%     100,000
Harry D. Steck                                          50,000              0.56%     50,000



                                                          9


                                                        Shares of Common              Shares of              Shares of Common
                                                          Stock Owned                   Common                 Stock Owned

                                                        Before Offering             Stock Offered           After Offering(3)
                                                   Number(1)         Percent(2)         Number           Number(3)       Percent(3)

David Lloyd                                            10,000              0.11%     10,000
Parker Duryee Rosoff & Haft, P.C. (14)                 100,000             1.11%     100,000
Ed Grisick(15)                                         50,000              0.56%     50,000
Graeme Griffith(15)                                    50,000              0.56%     50,000
Eran Benzour(16)                                       32,000              0.36%     32,000
Dr. M. David Diamond(16)                               80,000              0.89%     80,000
David & Karen Esner(16)                                40,000              0.45%     40,000
Martin Elbaum(16)                                      40,000              0.45%     40,000
Martin Franklin(16)                                    80,000              0.89%     80,000
W. Bruce & Madiline Johnson(16)                        160,000             1.76%     160,000
Bonnie Ezikovitz(16)                                   40,000              0.45%     40,000
NBD Trading A.G.(16)                                   80,000              0.89%     80,000
Wynnefield Partners Small Cap Value
Offshore Fund LTD                                      40,000              0.45%     40,000
The Nagel Family Living Trust (16)                     80,000              0.89%     80,000
Norman & Sandra Pessin JTRS(16)                        80,000              0.89%     80,000
Kenneth A. Robinson(16)                                80,000              0.89%     80,000
Leonard Shaykin(16)                                    40,000              0.45%     40,000
Tsippe Tajchner(16)                                    160,000             1.76%     160,000
Daniel Straus(16)                                      200,000             2.19%     200,000
Moshael Straus(16)                                     200,000             2.19%     200,000
Daniel K. Weiskopf III(16)                             100,000            1.11%      100,000

-------------

        (1) Represents those shares of Common Stock held by the Selling Stockholders together with those shares that such Selling Stockholder has the right to acquire within 60 days from the date of this Prospectus including, without limitation, shares issuable upon exercise of the Warrants and shares issuable upon conversion of the Debentures.

        (2) The percentages indicated assume that all Warrants were exercised and Debentures were converted and the Shares purchased thereunder were issued immediately prior to the date of this Prospectus.

        (3) Because the Selling Stockholders may sell all, some or none of the Shares that he, she or it holds, and because the offering contemplated by this Prospectus is not now a "firm commitment" underwritten offering, no estimate can be given as to the number of Shares that will be held by any of the Selling Stockholders upon or prior to termination of this offering. See "Plan of Distribution."

        (4) Includes 634,828 shares issuable upon exercise of certain options, of which 35,000 Shares issuable upon exercise of the Warrants are being offered hereunder.

        (5) Includes 551,750 shares issuable upon exercise of certain options of which 35,000 Shares issuable upon exercise of the Warrants are being offered hereunder and 40,000 Shares issuable upon the conversion of the Debentures, all of which are being offered hereunder.

        (6) Includes 258,850 shares issuable upon exercise of certain options, of which 35,000 Shares issuable upon exercise of the Warrants are being offered hereunder.

        (7) Includes 227,600 shares issuable upon exercise of certain options, of which 35,000 Shares issuable upon exercise of the Warrants are being offered hereunder. Does not include 100,000 shares of Common Stock beneficially owned by Parker Duryee Rosoff & Haft, P.C., of which Mr. Kozlov is a member.

        (8) Includes 115,400 Shares issuable upon exercise of certain options, of which 35,000 Shares issuable upon exercise of the Warrants are being offered hereunder.

        (9) Includes 171,000 Shares issuable upon exercise of the Warrants, all of which are being offered hereunder.

        (10) Mr. Perlman was a director of the Company from January 1998 until his resignation on May 13, 1998.

        (11) Includes 143,000 Shares issuable upon exercise of the Warrants, all of which are being offered hereunder. Does not include 640,000 shares of Common Stock beneficially owned by Great Court Analysis LLC.

        (12) Mr. Berkowitz is President of Great Holdings Corporation, sole stockholder of Great Court Analysis LLC.

        (13) Includes 100,000 Shares issuable upon conversion of the Debentures, all of which are being offered hereunder.

        (14) Does not include 245,476 shares of Common Stock beneficially owned by Herbert Kozlov, a member of Parker Duryee Rosoff & Haft, P.C., and a Director of the Company and 6,000 shares of Common Stock beneficially owned by two other members of Parker Duryee Rosoff & Haft, P.C..

        (15) Represents Shares issuable upon exercise of the Warrants, all of which are being offered hereunder.

        (16) Represents Shares issuable upon conversion of the Debentures, all of which are being offered hereunder.

        The Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Shares since the date on which they provided the information regarding their Common Stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in prospectus supplements to this Prospectus. See "Plan of Distribution."

        Pursuant to certain agreements between the Company and the Selling Stockholders, the Company has agreed to file the Registration Statement of which this Prospectus forms a part for the purpose of registering the potential resale of the Shares.

        Except as specifically set forth herein, the Selling Stockholders have, and within the past three years have had, no position, office or other material relationship with the Company or any of its predecessors or affiliates.

                                                 PLAN OF DISTRIBUTION

        Sales of the Shares may be made from time to time by the Selling Stockholders, or, subject to applicable law, by pledges, donees, distributees, transferees or other successors in interest. Such sales may be made on The Nasdaq SmallCap Market, in another over-the-counter market, on a national securities exchange (any of which may involve crosses and block transactions), in privately negotiated transactions or otherwise or in a combination of such transactions at prices and at terms then prevailing or at prices related to the then current market price, or at privately negotiated prices. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder may be sold under such provisions rather than pursuant to this Prospectus. Without limiting the generality of the foregoing, the Shares may be sold in one or more of the following types of transactions: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate in the resales.

        In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Shares short and deliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The

Selling Stockholders may also pledge the Shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged Shares pursuant to this Prospectus.

        Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholder in amounts to be negotiated in connection with the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

        Information as to whether underwriters who may be selected by the Selling Stockholders, or any other broker-dealer, is acting as principal or agent for the Selling Stockholder, the compensation to be received by underwriters who may be selected by the Selling Stockholders, or any broker-dealer, acting as principal or agent for the Selling Stockholders and the compensation to be received by other broker-dealers, in the event the compensation of such other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this Prospectus (the "Prospectus Supplement"). Any dealer or broker participating in any distribution of the Shares may be required to deliver a copy of this Prospectus, including the Prospectus Supplement, if any, to any person who purchases any of the Shares from or through such dealer or broker.

        The Company has advised the Selling Stockholders that during such time as they may be engaged in a distribution of the Shares included herein they are required to comply with Regulation M promulgated under the Exchange Act. In general, Regulation M precludes the Selling Shareholders, any affiliated purchasers and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. A "distribution" is defined in the rules as an offering of securities that is distinguished from ordinary trading activities and depends on the "magnitude of the offering and the presence of special selling efforts and selling methods." Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.

        It is anticipated that the Selling Stockholders will offer all of the Shares for sale. Further, because it is possible that a significant number of Shares could be sold at the same time hereunder, such sales, or the possibility thereof, may have a depressive effect on the market price of the Company's Common Stock.

                                                    LEGAL MATTERS

        Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft, New York, New York 10017. Parker Duryee Rosoff & Haft owns 100,000 shares of Common Stock and is a Selling Stockholder pursuant to this

Prospectus. In addition, members of Parker Duryee Rosoff & Haft beneficially own an aggregate of 251,476 shares of Common Stock as of July 1, 1998, including 245,476 shares that are beneficially owned by Herbert F. Kozlov, a member of such Firm and a director of the Company and a Selling Stockholder pursuant to this Prospectus.

                                                       EXPERTS

        The consolidated financial statements of the Company included in the Company's annual report on Form 10-K for the year ended December 31, 1997 incorporated herein by reference have been audited by Friedman Alpren & Green LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the report of said firm given upon their authority as experts in accounting and auditing.

Part II

                                        INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the Company's estimates of the expenses to be incurred by it in connection with the Common Stock being offered hereby:

         SEC Registration Fee....................................$  2,019.53
         Printing registration statement and other documents.....     - 0 -
         Legal fees and expenses.................................  15,000.00*
         Accounting fees and expenses............................     - 0 -
         Miscellaneous expenses..................................   3,000.00*



                                                                  $20,019.53



*  Estimated

Item 15.          Indemnification of Directors and Officers.

         Articles 8 and 9 of the Certificate of Incorporation of HMG Worldwide Corporation ("Registrant") provide that Registrant shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, indemnify all persons whom it may indemnify pursuant thereto.

         Pursuant to Section 145 of the Delaware General Corporation Law, Registrant has the power, under certain circumstances, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of Registrant, or is or was serving at the request of Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, and judgments against, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

         The Company has purchased a policy of insurance for benefit of itself and its directors and officers against liability incurred by them in the performance of their duties as directors or officers of Registrant. The approximate amount of the annual premium charged in respect of this policy on account of directors' and officers' liability is approximately $75,000. The premiums are paid by Registrant. The aggregate amount of coverage under the policy is $2,000,000.

Item 16.          Exhibits and Financial Statement Schedules.

Exhibit

Number                                                Description of Exhibit


4.01(1)                    --       Specimen Certificate representing the Common
                                    Stock
5.01(2)                    --       Opinion of Parker Duryee Rosoff & Haft
23.01(2)                   --       Consent of Friedman Alpren & Green LLP
23.02                      --       Consent of Parker Duryee Rosoff & Haft
                                    (included in Exhibit 5.01 hereof)

24.01(2)                   --       Power of attorney (included in the signature
                                    page of Part II of this Registration
                                    Statement)


-----------

     (1) Filed with the Company's Registration Statement on Form S-2 (File No. 33-26153), and hereby incorporated by reference.


     (2) Previously filed.


Item 17.          Undertakings.

         The undersigned Company hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to Item 15 of Part II of the Registration Statement, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                                      SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 1998.


                                     HMG WORLDWIDE CORPORATION

                                     By: /s/ Robert V.  Cuddihy, Jr.
                                         Robert V. Cuddihy, Jr.
                                         Chief Operating Officer


         In accordance with the requirements of the Securities Act of 1933, this Amendment to the Registration Statement was signed by the following persons in the capacities and on the dates stated.




Signature                                   Title                                        Date


    *

Michael Wahl                        Chairman of the Board, Chief                        July 28, 1998
                                    Executive Officer and Director
                                    (Principal Executive Officer)



     *

Andrew Wahl                         Vice President and Director                         July 28, 1998



/s/ Robert V. Cuddihy, Jr.


Robert V. Cuddihy, Jr.              Chief Operating Officer, Chief                      July 28, 1998
                                    Financial Officer and Director
                                    (Principal Financial and Accounting
                                    Officer)


     *


 L. Randy Riley                     Executive Vice President and Director               July 28, 1998



     *


Herbert F. Kozlov                   Director                                            July 28, 1998




     * Robert V. Cuddihy, Jr. pursuant to Powers of Attorney (executed by each of the officers and directors listed above and filed with the Securities and Exchange Commission), by signing his name hereto does hereby sign and execute this Amendment to the Registration Statement on behalf of the persons referenced above.